UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

SIRIUS XM RADIO INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

82967N108

(CUSIP Number)

Charles Y. Tanabe, Esq.

Executive Vice President and General Counsel

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 29, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP Number: 82967N108

1.	Names of Reporting Persons Liberty Media Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,162,579,226(1), (2)

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 3,162,579,226(1), (2)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,203,666,979 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of Liberty.

13.	Percent of Class Represented by Amount in Row (11) 49.6%(4)

14.	Type of Reporting Person (See Instructions) CO

(1)   Sole voting power and dispositive power of such shares is held indirectly through control of wholly owned subsidiaries of Liberty Media Corporation.

(2)   Does not include 41,087,753 shares of Common Stock that the Reporting Person has the right to acquire within 60 days pursuant to a forward purchase contract.  See Item 6 of Amendment No. 3 to the Liberty Schedule 13D.

(3)   Includes 41,087,753 shares of Common Stock that the Reporting Person has the right to acquire within 60 days pursuant to a forward purchase contract.  See Item 6 of Amendment No. 3 to the Liberty Schedule 13D.

(4)   Based on 3,873,284,735 shares of Common Stock outstanding based on information provided by the Issuer.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 4)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

SIRIUS XM RADIO INC.

This Report on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Sirius XM Radio, Inc., a Delaware corporation (the “Issuer”).  The Schedule 13D originally filed with the Securities and Exchange Commission by Liberty Media Corporation (formerly known as Liberty CapStarz, Inc.), a Delaware corporation (the “Reporting Person” or “Liberty”), on September 30, 2011, as amended by Amendment No. 1 filed with the Commission on May 9, 2012, Amendment No. 2 filed with the Commission on May 31, 2012 and Amendment No. 3 filed with the Commission on August 17, 2012 (collectively, the “Liberty Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 4 to the Liberty Schedule 13D.  Capitalized terms not defined herein have the meanings given to such terms in the Liberty Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

The information contained in Item 3 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

Between August 24 and September 12, 2012, the Reporting Person acquired an aggregate of 112,868,730 shares of Common Stock (the “Purchased Shares”) in open market purchases.  The table below sets forth for each day the number of shares purchased on such day and the per share weighted average price for such purchases.  The Reporting Person used available cash on hand to acquire the Purchased Shares.

Date of Purchase	Number of shares of Common Stock Purchased	Per Share Weighted Average Price
8/24/12	5,504,868	$2.521
8/27/12	29,064,603	$2.526
8/28/12	5,891,332	$2.530
8/29/12	8,296,557	$2.528
8/30/12	6,933,455	$2.523
8/31/12	9,641,569	$2.521
9/04/12	4,642,375	$2.519
9/05/12	893,971	$2.505
9/07/12	1,167,746	$2.510
9/10/12	3,235,092	$2.510
9/11/12	26,500,000	$2.482
9/12/12	11,097,162	$2.436

Item 4.  Purpose of Transaction

The information contained in Item 4 of the Liberty Schedule 13D is hereby amended and restated in its entirety as follows:

As previously described in Item 4 in Amendment 3 to the Liberty Schedule 13D, on August 15, 2012 the Reporting Person filed with the FCC an application for consent to transfer de jure control of the Issuer.  The Reporting Person presently intends to (i) acquire beneficial ownership of additional shares of Common Stock that, together with its current beneficial ownership, would represent more than 50% of the outstanding shares of common stock (as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended), and (ii) assert control over the Issuer upon receiving FCC approval by, among other things, influencing management and taking one or more actions specified in clauses (a) through (j) of Item 4.

The Reporting Person acquired the Purchased Shares because it believes that the acquisition of additional shares of Common Stock is consistent with the Reporting Person’s intent to assert control over the Issuer.  In addition to providing the Reporting Person with the opportunity to increase its equity interest in the Issuer at an attractive price, the Reporting Person believes that the resulting increase in its equity interest in the Issuer will put the Reporting Person in a better position to enhance the value of its interest in the Issuer for the benefit of the Reporting Person’s shareholders by, among other things, influencing management of the Issuer or pursuing a transaction with or involving the Issuer or the Reporting Person’s interests in the Issuer.

On August 8, 2012, the Reporting Person announced its plan to spin-off to its stockholders a subsidiary that will hold certain businesses, assets and liabilities, of the Reporting Person, including the Reporting Person’s interest in the Issuer.  The spin-off is subject to customary closing conditions, and the Reporting Person currently expects to complete the spin-off in late 2012.

Other than as provided herein, and except as contained in the agreements previously filed as exhibits to the Liberty Schedule 13D or as has been publicly announced by the Issuer or Liberty, Liberty does not have and, to the best of Liberty’s knowledge, none of the persons listed on Schedule 1 have, any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire, subject to applicable laws, orders and regulation, additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Item 5.  Interest in Securities of the Issuer

The information contained in Item 5 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Items 3 and 6 of, and Rows (7) through (10) of the cover page to, this Amendment is incorporated herein by reference.

(a)           The Reporting Person beneficially owns 3,203,666,979 shares of Common Stock (including (i) 2,586,976,761 shares of Common Stock issuable upon the conversion of all of the outstanding shares of B-1 Preferred Stock, (ii) 5,866,666 shares of Common Stock issuable upon the exchange of $11 million aggregate principal amount of the Issuer’s 7% Exchangeable Senior Subordinated Notes due 2014 (the “Exchange Notes”) beneficially owned by the Reporting Person and (iii) the 41,087,753 shares that may be purchased upon physical settlement under the Forward Contract), which represent approximately 49.6% of the outstanding shares of Common Stock (as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended).  The number of shares of Common Stock deemed outstanding is 3,873,284,735 based on information provided by the Issuer.

(b)           The Reporting Person has the sole power to vote or to direct the voting of 3,162,579,226 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares.  During the term of the Forward Contract, the Reporting Person has no right to vote or direct the voting, and has no right to dispose or direct the disposition, of the 41,087,753 shares of Common Stock covered by the Forward Contract, which are notional shares.

(c)           Other than as stated herein or in any amendments to the Liberty Schedule 13D, no transactions in the Common Stock were effected by the Reporting Person or, to the best of its knowledge, any of the persons listed on Schedule 1 hereto in the past 60 days.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	September 12, 2012	LIBERTY MEDIA CORPORATION

		By:	/s/ Charles Tanabe
Charles Tanabe
Executive Vice President

EXHIBIT INDEX

Exhibit No.	Description

7(a)

Investment Agreement, dated as of February 17, 2009, between Sirius XM Radio Inc. and Liberty Radio, LLC (filed as Exhibit 4.55 to the Issuer’s Annual Report on Form 10-K (SEC File No. 000-24710) dated March 9, 2009 and incorporated herein by reference).

7(b)

Certificate of Designations of Series B-1 Convertible Perpetual Preferred Stock of the Issuer, dated March 5, 2009 (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (SEC File No. 000-24710) dated March 6, 2009 and incorporated herein by reference).